EXHIBIT 4.2
ASSIGNMENT AND ASSUMPTION AGREEMENT
This Assignment and Assumption Agreement (this "Agreement") is made and entered into as of November 14, 2012 (the "Effective Date"), by and among United American Healthcare Corporation, a Michigan corporation (the "Assignor"), Strategic Turnaround Equity Partners, L.P. (Cayman), a Cayman Islands limited partnership (the "Assignee"), and (for purposes of Section 4(b) only) G.R. N'Namdi Galleries, Inc., a Michigan corporation (the "Gallery") (the Assignor, the Assignee, and the Gallery are referred to collectively as the "Parties").
RECITALS
WHEREAS, the Assignor, the Assignee and others are parties to that certain Reimbursement Agreement and Mutual Release dated June 23, 2011 (the "Reimbursement Agreement");
WHEREAS, all payments and purchases required by Sections 2(a)-(e) of the Reimbursement Agreement have been timely made, including without limitation the payment by UAHC, on behalf of the UAHC Parties, to STEP, on behalf of the STEP Parties, in the amount of $225,409.64 required by Section 2(e) of the Reimbursement Agreement, which amount is one-half of the total amount of $450,819.27 that the Reimbursement Agreement required the STEP Parties to be reimbursed for expenses incurred in connection with the proxy contest for the election of directors to UAHC's Board of Directors in 2010;
WHEREAS, Section 2(f) of the Reimbursement Agreement requires the Assignor to pay the amount of $225,409.64 (the "Required Payment") to the Assignee;
WHEREAS, in connection with the transactions contemplated by this Agreement, the Assignor, the Assignee and the other parties to the Reimbursement Agreement have entered into that certain Settlement Agreement and Mutual Release dated as of the Effective Date (the "Settlement Agreement");
WHEREAS, as set forth in the Settlement Agreement, the Assignor has paid the Required Amount to the Assignee on the Effective Date, as follows:
(1)	The Assignor paid $125,409.64 plus $18,500 by wire transfer to the Assignee on the Effective Date;
(2)	The Assignor is assigning to the Assignee on the Effective Date pursuant to this Agreement all of the Assignor's rights under a contract for the sale of two paintings by William T. Williams owned by the Assignor (the "Williams Paintings"), including the right to receive proceeds (net of sales commissions) in the aggregate amount of $58,500 (of which the first installment of $18,500 and the second installment of $4,000 have been paid on the Effective Date), in accordance with a payment schedule set forth in Section 1(a) of this Agreement, and including the right to seek recovery against the purchaser(s) of the Williams Paintings if the payments therefor are not timely made in accordance with such schedule; and
(3)	The Assignor is assigning to the Assignee on the Effective Date pursuant to this Agreement all of the Assignor's rights to an aggregate amount of up to $41,500 in net proceeds from future sales of UAHC's Residual Artwork (as defined in Section 1(c) of the Settlement Agreement), subject to the restrictions set forth in Section 2 of this Agreement; and
WHEREAS, the Assignor and the Assignee desire to set forth in this Agreement the terms and conditions of the assignments referenced in the previous recital;
NOW, THEREFORE, with the above recitals incorporated in this Agreement, the Parties agree as follows:
1.            Assignment and Assumption of Rights under Contract of Sale for the Williams Paintings.  The Assignor hereby assigns to the Assignee, and the Assignee hereby accepts, all of the Assignor's right, title and interest in, to and under (i) that certain Artwork Purchase Agreement dated October 24, 2012, by and between the Assignor and the Gallery, which is attached hereto as Exhibit A, and (ii) that certain Personal Guaranty dated October 24, 2012, by George N'Namdi and the Assignor, which is attached hereto as Exhibit B, including without limitation:
a.            The aggregate amount of $58,500 in proceeds, net of sales commissions, from the sale(s) of the Williams Paintings, which the purchaser thereof has agreed to pay in accordance with the following schedule:
i.	$18,500, which amount has been paid on the Effective Date;
ii.	$4,000, which amount has been paid on the Effective Date;
iii.	$4,000 on or before the last business day of December, 2012;
iv.	$4,000 on or before the last business day of January, 2013;
v.	$4,000 on or before the last business day of February, 2013;
vi.	$4,000 on or before the last business day of March, 2013; and
vii.	$20,000 on or before the last business day of April, 2013; and
b.            The right to seek recovery against the purchaser of the Williams Paintings, if any of the payments therefor is not timely made by the purchaser thereof in accordance with the payment schedule set forth in Section 1(a) of this Agreement.  The Assignor hereby grants to the Assignee security interests in the Williams Paintings and shall reasonably cooperate with the Assignee in perfecting such security interests, in order for the Assignee to recover the Williams Paintings from the purchaser thereof and, in the Assignee's sole discretion, to sell the Williams Paintings through an alternative dealer, if such purchaser fails to make timely payments in accordance with the payment schedule set forth in Section 1(a) of this Agreement.
2.            Assignment and Assumption of Rights to Net Proceeds from Future Sales of Residual Artwork.  The Assignor hereby assigns to the Assignee, and the Assignee hereby accepts, all of the Assignor's right, title and interest in, to and under the proceeds, net of sales commissions, from future sales of Residual Artwork (which does not include the Williams Paintings) owned by the Assignor, subject to the following restrictions:
a.            Such proceeds payable to the Assignee will not exceed an aggregate amount of $41,500;
b.            UAHC reserves the right, in its sole discretion, to pay vendors of its choosing with items of Residual Artwork in an aggregate value of up to $65,000 (based on the appraised values of the Residual Artwork set forth in Exhibit B to the Settlement Agreement); and
c.            If more than $41,500 in net proceeds are realized and paid to Assignee, any overage or excess net proceeds on any Residual Artwork shall belong to and be the property of UAHC.
Notwithstanding anything to the contrary in Section 2 of this Agreement, if an aggregate amount of $41,500 in net proceeds from future sales of Residual Artwork owned by the Assignor has not been paid to the Assignee by April 30, 2013, then the Assignee may elect to appoint an alternative recognized art dealer, subject to UAHC's prior approval, which approval shall not be unreasonably withheld, to sell the remaining items of such artwork.  UAHC agrees to cooperate in a commercially reasonable manner with any applicable art dealer in transferring title to sold Residual Artwork pursuant to this Section 2, but UAHC is not required to assist with any collection activities with respect to the assigned documents conveyed hereby.
3.            Final Liquidation.  Assignee agrees that the payments and assignments set forth in Sections 1(a), 1(b), 1(c) and 1(d) of the Settlement Agreement constitute a final liquidation of all claims relating directly or indirectly to the Required Payment.  In particular, if the full $58,500 payment is not made pursuant to Section 1(b) of the Settlement Agreement, the STEP Parties (as defined in the Settlement Agreement) will have no recourse to the UAHC Parties (as defined in the Settlement Agreement), and the only recourse that the STEP Parties will have is as against the Gallery pursuant to this Agreement and the Artwork Purchase Agreement attached hereto as Exhibit A, and as against George R. N'Namdi pursuant to his Personal Guaranty attached hereto as Exhibit B. To avoid all doubt, if the full $58,500 is not paid, then the STEP Parties only recourse will be to collect as against the Gallery and George R. N'Namdi, and not to collect as against any UAHC Party. Similarly, if the STEP Parties do not realize $41,500 from the sale of the Residual Artwork pursuant to Section 1(c) of the Settlement Agreement, the STEP Parties will have no recourse as against any UAHC Party, and the STEP Parties only recourse shall be to appoint another recognized art dealer, subject to UAHC's prior approval, which approval shall not be unreasonably withheld, to sell the Residual Artwork in accordance with Section 1(c) of the Settlement Agreement; provided, however, that UAHC shall remain obligated to make the payment provided for in Section 1(d) of the Settlement Agreement (but only from amounts, if any, received from the Tennessee Escrow (as defined in the Reimbursement Agreement)), subject to the conditions and restrictions set forth therein.
4.            Acknowledgments.
a.            Assignee agrees and acknowledges that it has had the opportunity to review and comment on that certain Artwork Purchase Agreement attached hereto as Exhibit A and that certain Personal Guaranty attached hereto as Exhibit B, in each case prior to the execution of this Agreement, and that it has found such documents to be satisfactory to accomplish their stated purposes.
b.            The Gallery agrees and acknowledges that, pursuant to this Agreement, Assignor is assigning to Assignee (i) all of Assignor's rights under the Artwork Purchase Agreement and Personal Guarantee set forth in Section 1, including the payments set forth in Section 1(a), which payments the Gallery agrees to pay directly to Assignee, and (ii) the net proceeds from future sales of the Residual Artwork pursuant to Section 2, which proceeds the Gallery agrees to pay directly to Assignee, subject to the restrictions set forth in Section 2.
5.            Severability.  If any provision or term of this Agreement is held to be illegal, invalid, or unenforceable, (a) such provision or term shall be fully severable, (b) this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised part of this Agreement, and (c) the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.  Furthermore, in lieu of each such illegal, invalid, or unenforceable provision or term, there shall be added automatically as a part of this Agreement another provision or term as similar to the illegal, invalid, or unenforceable provision as may be possible and that is legal, valid, and enforceable.
6.            Authority.  The Parties hereby acknowledge and expressly warrant and represent for themselves, and for their predecessors, successors, assigns, and legal representatives, as applicable, that they (a) are legally competent and authorized to execute this Agreement, (b) have not assigned, pledged, or otherwise in any manner, sold or transferred, either by instrument in writing or otherwise, any right, title, interest, or claim that they may have by reason of any matter described in this Agreement, (c) have the full right and authority to enter into this Agreement and to consummate the covenants contemplated herein, and (d) will cooperate, execute and deliver such further documents and undertake such further actions as may reasonably be required to effect any of the agreements and covenants in this Agreement.
7.            Counterparts.  It is understood and agreed that this Agreement may be executed in multiple originals and/or counterparts, each of which shall be deemed an original for all purposes, but all such counterparts together shall constitute one and the same instrument.  Executed copies, facsimiles or imaged copies of this Agreement shall have the same effect as an original.
8.            Confidentiality.  The Parties agree to keep the terms of this Agreement, including without limitation the amount of money paid hereunder, strictly confidential and will not disclose such information to any other person or entity; provided, however, that any Party may disclose such information to its accountants, attorneys, and investors, or upon advice of counsel, where such disclosure is required to comply with legal process or with a legal, contractual, or regulatory reporting requirement.
9.            Choice of Law; Venue.  Notwithstanding the place where this Agreement may be executed by any of the Parties, or any other factor, all terms and provisions hereof shall be governed by and construed in accordance with the laws of the State of Illinois, applicable to agreements made and to be fully performed in that State and without regard to principles of conflicts of law thereof.  Any action brought to enforce, or otherwise arising out of, this Agreement shall be brought only in the State and Federal Courts located in the County of Cook, State of Illinois.  In any such action, the prevailing Party shall recover its reasonable attorney fees and out of pocket disbursements.
10.            Construction.  The Parties were each fully represented by counsel in negotiating this Agreement.  The language of all parts of this Agreement shall in all cases be construed as a whole, according to its fair meaning, and not strictly for or against any of the Parties.  As used in this Agreement, the singular or plural number shall be deemed to include the other whenever the context so indicates or requires.
11.            Headings.  The headings of this Agreement are for purposes of reference only and shall not limit or define the meaning of the provisions of this Agreement.
[Signature Page Immediately Following]

INTENDING TO BE LEGALLY BOUND, the undersigned parties have executed this Agreement as of the date first written above.

ASSIGNOR:

UNITED AMERICAN HEALTHCARE CORPORATION

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	President and Chief Executive Officer

ASSIGNEE:
STRATEGIC TURNAROUND EQUITY PARTNERS, L.P. (CAYMAN)

By:	Galloway Capital Management LLC, its General Partner

	By:	/s/ Gary Herman
	Name:	Gary Herman
	Title:	Managing Member

GALLLERY (for purposes of Section 4(b) only):

G.R. N'NAMDI GALLERIES, INC.

By:	/s/ George R. N'Namdi
Name:	George R. N'Namdi
Title:	President

EXHIBIT A

Artwork Purchase Agreement

See attached.

EXHIBIT B

Personal Guaranty

See attached.

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